SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35181

Deregistration under Section 8(f) of the Investment Company Act of 1940

April 26, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2024. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on May 21, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

ETF Managers Trust [File No. 811-22310]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Amplify ETF Trust, and on January 29, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $9,282,629.85 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Date: The application was filed on March 5, 2024.

Applicant's Address: 350 Springfield Avenue, Suite #200, Summit, New Jersey 07901.

Greenspring Fund Inc [File No. 811-03627]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Cromwell Greenspring Mid Cap Fund, and on August 14, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $245,228 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on August 30, 2023, and amended on October 4, 2023, November 22, 2023, February 20, 2024 and April 23, 2024.

Applicant's Address: 2330 West Joppa Road, Suite 110, Lutherville, Maryland 21093-4641.

Invesco Dynamic Credit Opportunities Fund [File No. 811-22043]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Dynamic Credit Opportunity Fund, and on October 29, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $500,176.86 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on May 12, 2023 and amended on March 15, 2024.

Applicant's Address: 1331 Spring Street Northwest, Suite 2500, Atlanta, Georgia 30309.

Lee Financial Mutual Fund, Inc. [File No. 811-05631]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Bishop Street Funds, and on December 4, 2023, made a final distribution to its shareholders based on net asset value. Expenses of $71,612.13 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 29, 2024.

Applicant's Address: 3113 Olu Street, Honolulu, Hawaii 96816.

Savos Investments Trust [File No. 811-08977]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 27, 2022, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $24,436.75 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 17, 2024.

Applicant's Address: 1655 Grant Street, 10th Floor, Concord, California 94520.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.